788 – 550 Burrard Street
Vancouver, BC V6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release
No. 14-277
April 11, 2014

Platinum Group Reports Q2 2014 Financial
and Operating Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the six months ended February 28, 2014. For details of the consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the six months ended February 28, 2013 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders may request a copy of the complete Financial Statements from the Company free of charge and are encouraged to visit the Company’s website at www.platinumgroupmetals.net.

The Company’s cash position at February 28, 2014 was $203 million1. The Company received net proceeds of $165 million on December 31, 2013 pursuant to the closing of a bought deal financing (see details below).

Platinum Group is focused on the construction of the WBJV Project 1 platinum mine (“Project 1”) located near Rustenburg, South Africa. The Company is also focused on further exploration and initial engineering on the newly discovered Waterberg platinum deposit located near Mokopane, South Africa where the Company is the operator of the Waterberg Joint Venture Project (the “Waterberg JV Project”) with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”). The Company has also expanded its exploration on to prospecting rights covering 489 square kilometres immediately adjacent and north of the Waterberg JV Project property (the “Waterberg Extension Project”).

At Project 1 the Company’s owners’ team oversees engineering, procurement, construction and management firm DRA Mineral Projects (Pty) Ltd. and underground mining contractor JIC Mining Services. Including subcontractors there are approximately 1,350 persons at present involved in underground development, mining and construction activities at Project 1.

Platinum Group is beginning a pre-feasibility study on the Waterberg JV Project with engineering firm WorleyParsons TWP while at the same time completing infill drilling on the project. In addition, 13 drill rigs are currently active on the Waterberg Extension Project and 1 rig is active on the Waterberg Joint Venture with the objective of expanding and upgrading the newly discovered Waterberg platinum deposit. An updated independent resource estimate for the Waterberg JV Project and an initial independent resource estimate for the Waterberg Extension Project are both expected for public release in the next few weeks.

_____________________________________________
1 The Company holds cash in Canadian dollars, United States dollars and South African Rand, and changes in exchange rates may create variance in the cash holdings reported in Canadian dollars. All amounts herein are reported in Canadian dollars unless otherwise specified.

PLATINUM GROUP METALS LTD.	…2

Recent Highlights

•

On March 4, 2014 the Company announced additional drilling results for the Waterberg Extension Project, confirming the extension of the Waterberg deposit northward on strike for approximately 4.5 km from the known 5.4 km long deposit on the Waterberg JV Project WE- 022 intercepted 56.02 metres assaying 3.18 g/t 3E ( 0.87 g/t Pt, 2.13 g/t Pd, 0.18 g/t including 22.00 metres assaying 4.11 g/t 3E (1.16 g/t Pt, 2.72 g/t Pd and 0.23 g/t Au). The drilling results confirmed the extension of the “Super F Zone” for an average intercept thickness of 31 meters and a true thickness of 24 meters in five drill intersections.

•

On February 14, 2014 the Company announced a positive independent Preliminary Economic Assessment (“PEA”) for the Waterberg JV Project. The PEA recommends the project advance to the pre-feasibility stage of development. Details of the PEA include:

-	Steady state production of 655,000 ounces of platinum, palladium and gold, "3E";

-	A two year construction period planned in 2016 to 2018;

-	A Project post-tax NPV (7.5% discount rate) of 5.1 billion Rand or US$509 million (10R/US$);

-	Peak Funding of 8.85 billion Rand or US$ 885 million (10R/US$);

-

Major Risks to be assessed at pre-feasibility including smelting plans, water and power delivery and geotechnical work for mine design along with normal increased resource, metallurgical and cost confidence levels; and

-

Opportunities include significant resource expansion, optimization of mine plans, mine ramp up profiles, increased metallurgical recoveries and smelter terms and consideration of adjacent deposit exploration

See details and the risks and cautions to investors in the press release of February 14, 2013. The economic analysis is based on inferred resources and is preliminary in nature. Inferred resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized. The estimates in this preliminary assessment are estimated at +/-30% accuracy on an engineering basis. The complete PEA technical report on the Waterberg Joint Venture property is filed on SEDAR (www.sedar.com).

The PEA was completed by international and South African engineering firm WorleyParsons. An NI 43-101 Technical report entitled “Waterberg Mineral Project Preliminary Economic Assessment” dated effective February 14, 2014 has been filed on SEDAR and was prepared by Dr. Michael Roberts, MSc, PhD, SAIMM of Worley Parsons TWP and Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd.

•

On December 31, 2013 the Company closed a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of approximately $165 million.

PLATINUM GROUP METALS LTD.	…3

•

On December 9, 2013, the Company announced that Hole WE 08 at the Waterberg Extension Project returned preliminary assay values of 5.26 grams/tonne “3E” platinum, palladium and gold (1.40g/t Pt, 3.59 g/t Pd and 0.27 g/t Au) over 53.22 metres (estimated true thickness of approximately 44 metres). Hole WE 08 is located approximately 340 metres northward along strike from previously announced hole WE 02 (15.63 metres grading 3.16 g/t 3E, 1.11 Pt g/t, 1.92 g/t Pd, 0.13 g/t Au) and approximately 1,600 metres directly along strike from the Waterberg JV Project deposit.

•

Drilling on the Waterberg Extension Project in November 2013 added 4.7 kilometres of confirmed F zone mineralization to the north of the Waterberg platinum deposit area and has now identified 23 kilometres of new Bushveld Complex, including the initial 5.4 kilometre long Waterberg platinum deposit.

•

On November 11, 2013, the Company announced a new mandate letter with Barclays Bank PLC, Absa Corporate and Investment Bank, a division of Absa Bank Limited, Caterpillar Financial SARL and Societe Generale Corporate & Investment Banking who have agreed to use commercially reasonable efforts to arrange a new project loan facility for up to US $195 million to continue development of the Project 1 platinum mine. The new mandate letter eliminates the involvement of Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), a 100% subsidiary of Johannesburg Stock Exchange listed Wesizwe Platinum Limited and will build upon previous technical and legal due diligence, and is subject to the finalization of a facility agreement, among other conditions.

•

On September 3, 2013, the Company announced an updated independent inferred resource estimate for the Waterberg JV Project of 167 million tonnes grading 3.26 grams per tonne of platinum, palladium and gold (0.98 g/t Pt, 1.97 g/t Pd, 0.32 g/t Au, Ken Lomberg QP) for a total of 17.5 million ounces with significant copper and nickel credits. The estimate includes the “T1”, “T2” and “F” layers in an extension of the Bushveld Complex discovered in late 2011. The shallowest edge of the known deposit is approximately 130 metres below surface with the resource estimate restricted to 1,000 metres vertical. (See report at www.sedar.com).

Results For The Period

During the six months ended February 28, 2014, the Company had a net loss of $3.3 million (February 28, 2013 – net loss of $1.4 million). General and administrative expenses during the period were $4.5 million (February 28, 2013 - $4.2 million), gains on foreign exchange, due primarily to a stronger Rand at period end, were $0.75 million (February 28, 2013 –$1.52 million gain). Finance income consisting of interest earned and property rental fees in the period amounted to $2.7 million (February 28, 2013- $2.6 million). Net loss per share for the period amounted to $0.01 per share, as compared to a loss of $0.01 per share for the comparative period of fiscal 2013.

Accounts receivable at February 28, 2014 totalled $6.4 million while accounts payable and accrued liabilities amounted to $11.2 million. Accounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing exploration and development costs and administration.

PLATINUM GROUP METALS LTD.	…4

Total expenditures by the Company for development and purchases of property and equipment for Project 1 during the period totaled approximately $65 million, before including the effects of foreign currency exchange rate fluctuations. Expenditures by the Company during the period for exploration on the Waterberg JV Project and the Waterberg Extension Project were approximately $4.7 million, with a further $0.5 million being funded for the Waterberg JV Project alone by joint venture partner, JOGMEC.

To date approximately 3.8 million man hours of construction work has been completed at the Project 1 platinum mine and approximately $281 million has been invested in construction, equipment and underground development. Underground development has reached the Merensky Reef, and initial mining blocks are in planning and early development. Stockpiling of early ore is underway. Crusher, mill and flotation circuit foundations are constructed to above ground level. Mill components have been ordered and are being fabricated with a number of items now complete. A 10MVA electrical supply was completed and energized in October. Two ventilation raises and fans are now functional. Underground mining of multiple declines and headings continues. Capital costs have generally been within budget, and first concentrate production is targeted for calendar fourth quarter of 2015. Underground development delays or delays in the delivery of key components or services could result in delays to the first concentrate production or ramp up.

On March 3, 2014 Africa Wide failed to pay approximately US $21.52 million for its share of a unanimously approved cash call. This follows their election on October 18, 2013 to not fund an approximate US $21.8 million cash call for their 26% share of a unanimously approved six month forward construction budget for Project 1. The Company estimates that Africa Wide will dilute to approximately a 17.1% holding in Maseve as a result of the second missed cash call. Africa Wide disagrees with the dilution calculation and the matter has been referred to binding arbitration which will confirm the dilution formula. The Company is currently working on a plan to sell Africa Wide’s diluted interest in Maseve to qualified black economic empowerment partner Mnombo.

Outlook

The Company’s key business objectives and Milestones for calendar 2014 are:

•	to build the WBJV Project 1 platinum mine safely and in accordance with the planned schedule and budget;

•

to close the planned US $195 million new project loan facility, or complete an alternate financing for Project 1, in order to secure all of the funding required for the completion of Project 1, including mill completion, underground development and the establishment of sustained operations;

•	the completion of a pre-feasibility study on the initial Waterberg JV Project deposit during calendar 2014 or early 2015;

•	to continue exploration and definition drilling on the Waterberg JV Project and Waterberg Extension Project with eight or more drill rigs during 2014;

•	to complete an updated independent resource estimate for the Waterberg JV project and complete an initial independent resource estimate for the Waterberg Extension Project; and

•

to maintain and develop our strong relationship with JOGMEC and the new partner expected in June 2014 as a result of the current tender process for the transfer of JOGMEC’s interest in the Waterberg Joint Venture.

PLATINUM GROUP METALS LTD.	…5

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the Project 1 platinum mine and the exploration and initial engineering on the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg JV Project and the Waterberg Extension Project have increased in importance in the Company’s business over the period.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“Frank R. Hallam”
CFO and Director

For further information contact:
          R. Michael Jones, President
          or Kris Begic, VP, Corporate Development
          Platinum Group Metals Ltd., Vancouver
          Tel: (604) 899-5450 / Toll Free: (866) 899-5450
          www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the completion of the New Project Loan Facility, the Company’s ability to secure alternative financing, the Company’s plans with respect to future exploration, development and production on the Company’s projects including mine construction at Project 1, the dilution of Africa Wide’s interest in Maseve and the ability of the Company to sell such diluted interest to another bona fide black economic empowerment partner. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to access further funding and produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business

PLATINUM GROUP METALS LTD.	…6

strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

Cautionary Note to U.S. Investors Regarding Estimates of Inferred Mineral Resources

This press release uses the terms “inferred mineral resources.” We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.